Exhibit 99.1

Canadian Solar Updates 4Q/FY17 Guidance to
Reflect Timing of Certain Solar Project Sales

GUELPH, Ontario, January 12, 2018 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today updated its guidance for the fourth quarter and full year 2017 in part to reflect the timing of certain utility-scale solar project sales.  The updated guidance is subject to adjustments based upon completion of the Company’s internal review process.  Final reported results could differ materially from the estimates provided below.

In the guidance provided in its press release dated November 9, 2017, the Company noted that in September and October 2017, it had entered into definitive agreements with two buyers to sell a portfolio of six solar power projects in California, totaling 703 MWp. The parties hoped to close the transactions in the fourth quarter of 2017 or the first quarter of 2018, depending on the timing of receipt of the required governmental approvals.  These transactions were not completed in 2017 and have not yet received the required government approvals.  The Company will update the timing for the completion of these transactions once the parties receive the required government approvals.

As a result of the delay in completing the transactions, the Company now expects its total revenue for the fourth quarter of 2017 to be in the range of $1.04 billion to $1.08 billion, compared to $1.77 billion to $1.81 billion guided previously.

Meanwhile, Canadian Solar updates its solar module shipment guidance for the fourth quarter of 2017 to be in the range of approximately 1,720 MW to 1,820 MW, compared to 1,650 MW to 1,750 MW guided previously. Gross margin for the fourth quarter of 2017 is now expected to be in the range of 16.5% to 18.5%, compared to 10.5% to 12.5% previously guided.  The sales of the portfolio of six solar power projects in California have low margins and, therefore, had lowered the gross margin estimate in the previous guidance.  On the other hand, in the fourth quarter of 2017, the Company sold a portfolio of Japanese solar projects to Canadian Solar Infrastructure Fund, Inc., which went public in October 2017, as well as sold certain other solar projects in the U.S. and other countries.  These transactions had healthy margins.  The new guidance reflected the blended gross margin of Canadian Solar’s module and solutions businesses, as well as these project sales. The Company will provide more details in the fourth quarter 2017 business update of its regular earnings press release.

For the full year 2017, Canadian Solar now expects its total solar module shipments to be in the range of approximately 6.8 GW to 6.9 GW, compared to 6.7 GW to 6.8 GW guided previously.  The Company now expects its total revenue for the full year 2017 to be in the range of $3.33 billion to $3.37 billion, compared to $4.05 billion to $4.09 billion previously guided.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 16 years, Canadian Solar has successfully delivered over 25 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, and its ability to receive the required government approvals for the sale of six solar power projects in California, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2017. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.